EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-126587 on Form S-8 of our reports (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans,” effective December 31, 2006 and Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, effective January 1, 2006) dated March 17, 2008, relating to the financial statements and financial statement schedules of Rockville Financial, Inc., and the effectiveness of Rockville Financial Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Rockville Financial, Inc. for the year ended December 31, 2007.
/s/ DELOITTE & TOUCHE LLP
Hartford, Connecticut
March 17, 2008